Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

August 29, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated August 4, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our further supplemental response to your comments dated August 4, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated July 7, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2010

Financial Statements

Comment (1)—We note that you have not complied with prior comments two, three and four in our letter dated June 22, 2011, regarding the accounting errors in your previously issued financial statements.  Item 4.02 of Form 8-K requires you to notify investors within four business days of when a determination is made that previously issued financial statements should not be relied upon due to the identification of material accounting errors.  We reissue comments two, three and four.

Response (1)— As a further response to your letter dated August 8, 2011, we have concluded with our accountant that we should file a Form 8-K dealing with the comments two, three and four in your letter dated June 22, 2011.  The issues identified will be addressed in both the Form 8-K to be filed and in the Form 10-K for the period ended May 31, 2011.  The Company is continuing to work with its accountant to finalize both the Form 8-K and the Form 10-K for the period ended May 31, 2011, both of which are anticipated to be filed with the Commission as soon as is practicable, but no later than September 14, 2011.

We also request permission for the SEC to accept the filing of the quarterly restatements in our Form 10-K for the period ended May 31, 2011, as opposed to filing amended Form 10-Q's for each quarter, as we feel it more concise to have all the changes in our latest filing.

Additionally, the Company has amended the warrants associated with the $300,000 Convertible Bridge Notes in August 2011.  The notes were repaid fully with interest as a result of our entering into a transaction with Stranded Oil Resources Corporation, an indirectly wholly owned subsidiary of Allegany Corporation.  The original intent of the Company was that the notes were to be outstanding for no more than 60-90 days and it was never envisioned that they would be in existence for over a year.  Reflecting this intent, they had no maturity date as it was expected that the Company was about to enter into a financing agreement that would have fully financed the operating and capital requirements for the foreseeable future.  The documents were drafted with that expectation and only after the expected event failed to materialize did we realize how inadequate the documents were.  As a result, the Company offered to repay the notes and amend the warrants to treat the holders fairly.  All of the holders accepted the repayment and terms of the amended warrants.

We believe that the Form 10-K for the period ended May 31, 2011, and the proposed Form 8-K collectively address the issues raised in your Comment Letters.  The Form 10-Q for the period ended August 31, 2011 will reflect the repayment of the convertible notes and other items associated with the Alleghany transaction.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801